U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549




                                   FORM 12B-25

                           Notification of Late Filing





[ ]Form  10-K  and  Form  10-KSB  []Form  11-K  [] Form  20-F [X] Form  10-QSB
[ ]Form  N-SAR


                      FOR QUARTER ENDED:    MARCH 31, 2003


Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                       N/A



PART  I  -  REGISTRANT  INFORMATION

                             RESOLVE STAFFING, INC.
                             ----------------------
               (Exact Name of Registrant as Specified in Charter)

                                      N/A
                                      ---
                                  (Former Name)

                 105 N. FALKENBURG ROAD, SUITE B, TAMPA, FLORIDA
                 -----------------------------------------------
                     (Address of Principal Executive Office)

                                      33619
                                      -----
                                   (Zip Code)

PART  II  -  RULES  12B-25  (B)  AND  (C)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART  III  -  NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 20-F, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time:

The Company's is in process of responding to comments posed by the SEC of its registration statements and amending Form 10-KSB for year ended December 31, 2002. Some of the changes to these documents will also have an affect on the disclosures to Form 10-QSB for the current three months period. The additional extension period would provide us the time to provide consistency in the disclosures between periods.

PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Gregory  Sichenzia,  Esq  (212)  930-9700

(2) Have all other periodic reports required (under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer no, identify report(s).

        [x]    YES                     []   NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

        [ ]    YES                    [x]   NO

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and; if appropriate, state the reasons why a reasonable estimate of the results can not be made.

N/A






     Resolve Staffing, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  May  15,  2003              RESOLVE  STAFFING,  INC.



                                     By:       /s/  Wanda  D.  Dearth
                                             --------------------------
                                                Wanda  D.  Dearth
                                                Chief  Executive  Officer




                                    ATTENTION
Intentional misstatements or omissions of act constitute Federal Criminal Violations (See 18 U.S.C. 1001).